SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

November 17, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Heather Clark

Re:	Fenbo Holdings Limited
Amendment No.3 to Registration Statement on Form F-1
Filed October 27, 2023
File No. 333-274448

Dear Ms. Clark:

We represent Fenbo Holdings Limited (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Amendment No. 4 to the Registration Statement on Form F-1 (the “Registration Statement”) which is being filed via EDGAR simultaneously with this transmittal letter.

The purpose of this letter is to respond to the comment letter dated November 7, 2023, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Registration Statement. For your convenience, the comment has been reproduced below, followed by the Registrant’s response.

Amendment No. 3 to Registration Statement on Form F-1

Signatures , page II-4

1. We note your response to our previous comment and reissue. Please revise to identify each of your principal executive officer, principal financial officer and principal accounting officer or controller. If one individual serves in more than one capacity, please so indicate on the signatures page. Refer to Instructions 1 and 2 to Signatures of Form F-1.

Response:

The signature page has been revised to include the signatures required by Form F-1.

See page II-4.

Please be advised that in response to comments received from FINRA regarding the underwriter’s compensation, the disclosures have been revised to reflect an 8% commission in the Use of Proceeds, Underwriting, the Expenses of the Offering and related sections.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at (303) 292-3883 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 292-3883 (email: cv@schlueterintl.com). Regarding accounting matters, you may contact Simon Lam of Centurion ZD CPA & Co. at +852 2126 2349 (email: simon@czdcpa.com) in respect of any accounting issues.

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

c:	Fenbo Holdings Limited
EF Hutton, division of Benchmark Investments, LLC
Sichenzia Ross Ference Carmel LLP
Centurion ZD CPA & Co.